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🔥 CLOSING SOON: Revolutionary prosthetics to end physical disability 💪


ATOM LIMBS

atomlimbs.com San Francisco CA

Hardware | Software | Technology | Life Science | Medical Device

OVERVIEW | DETAILS | UPDATES 41 | WHAT PEOPLE SAY 1946 | ASK A QUESTION 261

Highlights

1. 🚀 CEO sold last company Bebo to Amazon & has scaled companies to 1 billion users
2. 🏆 World-class leadership team from Apple, Tesla, Nike, Intel & IDEO
3. 📱 Team's track record includes bringing the first iPhone, iMac, and Tesla Roadster to market
4. ✔ World's first mind-controlled arm restores basic sense of touch AND individual finger control
5. 🔥 Positioned to disrupt the fast-growing $800B physical disability market
6. 💸 Backed by venture capital firm Village Global whose LPs include Bill Gates and Jeff Bezos

Our Team



Tyler Hayes Atom Limbs Co-Founder & CEO

Serial entrepreneur. Bebo Co-Founder & COO (acquired by Amazon). Employee #10 at YC-backed Disqus (acquired by Zeta). Scaled companies from 0-100 employees and to 1 billion users. Funded by top VCs Village Global, MXB, and Techstars. Psychology BA.

> Atom is my 4th company and hopefully my last company — my life mission is to end disability. After selling Bebo to Amazon, I wanted to return to big meaningful problems impactful to all of humanity. *No one* should have to live with a permanent injury or disability. We have reusable rockets and electric cars... it's time for artificial limbs.



Doug Satzger Co-Founder & Chief Design Officer

Iconic product creator. Industrial Design Executive with history at Apple, Intel, Palm & IDEO. Led teams responsible for the first iMac & iPhone under CEO Steve Jobs, and managed entire iPod, iMac & iPad portfolio. Named on 500+ patents. Design BA.



Eric Monsef Co-Founder & Chief Technology Officer

Senior tech pioneer previously with Apple, HP & Glydways. Created Apple's Core Hardware Team of 180 Deep Engineers, managed $250M budget & led architecture / design on the original MacBook & 11 MacBook Pros. Named on 40+ patents. Engineering BS, MS.

SEE MORE

Why Atom Limbs?



Atom Limbs is making the world's first artificial human arm. We're giving 65M+ limb-different people their limbs back, and revolutionizing the $800B+ physical disability industry.

THE PROSTHETICS INDUSTRY IS BROKEN

LIFETIME MEDICAL CARE COSTS FOR AN AMPUTEE...

$500,000+



PROSTHETICS ARE *PAINFUL* & *POORLY-DESIGNED*.

—

AMPUTEES *CHOOSE* NOT TO USE THEM.

Despite modern advancements in medicine and tech, many artificial limbs available today still resemble the prosthetics given to amputees in the 1890s... Meant to give the appearance of a functioning limb, they're relatively useless to the wearer. Even the most advanced artificial limbs on the market are bulky and powered by the body, severely limiting their potential.

Less than 1 in 5 arm amputees wear a prosthetic — prosthetics simply are not good enough.

"Prosthetic arm technology is still **so limited** that I become **more disabled** when I wear one."

Britt H. Young
Input Magazine
March 4, 2021

WE MAKE REVOLUTIONARY PROSTHETICS TO END DISABILITY

The key to Atom's technology is in our team and our approach — the consumer products & technology company approach.

We're making the Atom Touch using the same approach we used to make the iPhone, iMac, and Tesla.

By bringing...

- Modern robotics

- Modern AI

- Modern wearables

- Modern logistics

- Modern business models

... to the prosthetics industry, we aim to kickstart the next era of prosthetics.

OUR TEAM'S GLOBAL TRACK RECORD IS NO SECRET

We've brought iconic products people **LOVE** to market

including the first:

 iPhone

 iMac

 Tesla



Tyler Hayes
CEO

15+ years starting & leading companies at Bebo (COO, acq. Amazon), Prime (CEO), and Disqus (acq. Zeta).



Doug Satzger
CDO

30+ years designing iconic products and leading Industrial Design at Apple, IDEO, Intel, and Palm.



Eric Monsef
CTO

30+ years leading engineering groups at Apple, HP, Glydways, and Trimble. 40+ patents.



Erik Shahoian
Chief Architect

20+ years leading engineering at Apple, Tesla, and Seismic. 120+ patents.



Kar Han Tan Ph.D.
Chief of AI

20+ years leading R&D, Computer Vision, Advanced Development at Singtel, HP, Epson. 60 patents; 5,000 citations.



Greg Springer
Chief Scientist

25+ years as Director and VP Engineering at Apple, Google, and Immersion.





Meg Grant
Wearables Lead

10+ years leading smart wearables & textiles at Google, Honda, and Seismic.

Ringit Gürlich
Soft Goods Lead

20+ years leading soft goods development at Nike, Samsung, IDEO, and SRI.

Albert Chi, MD, MSE, FACS
Chief Clinician

Medical Director at OHSU. Commander in US Navy Reserves.

We are named on 1,000+ patents & we've created $100B+ in value.






PROPRIETARY PATENTS & IP
ENABLE OUR BREAKTHROUGHS...



... to create an amazingly human experience.



BREAKTHROUGH ROBOTICS   AUTONOMY & PILOTING   SMART WEARABLES

WE'VE ITERATED 50+ PROTOTYPES THIS YEAR

UPDATE #1:
SIGNIFICANTLY UPGRADED CONTROL SYSTEM

+ REALTIME CONTROL	+ PROPORTIONAL CONTROL	+ SIMULTANEOUS CONTROL	+ CONTEXT
			Environment User position (sit/stand) User motion (walking/running) Power management Sequencing & history

UPDATE #2:
SIGNIFICANTLY REDUCED SIZE & WEIGHT

95TH PERCENTILE MALE → 40TH PERCENTILE FEMALE	THREE 1-DOF MOTOR WRIST → ONE 3-DOF MOTOR WRIST	CONSOLIDATED CORE ELECTRONICS

UPDATE #3:
WE INVENTED MORE WORLD-FIRSTS

Why?
So we could upgrade our 1-motor fingers to 2-motor.

This enables more fine motor control.

ULTRA SMALL FORM FACTOR ACTUATOR ARCHITECTURE

+ WITH BUILT-IN ENCODING

WORLD'S FIRST APPAREL-BASED ATTACHMENT INTERFACE

Why?
Other prosthetics cause musculoskeletal issues.

This correctly distributes weight while enabling near-full range of motion.

ATOM LIMBS IS COMING IN 2023

Atom Touch will be neurally & non-invasively mind-controlled, offer near-full range of human motion, and restore a basic sense of touch, all worn with a revolutionary apparel attachment system.



Breakthrough miniaturized motor technology	Revolutionary human attachment interface	50% lighter than other prosthetics	All day battery & use
Haptics-driven basic sense of touch	Intuitive, non-invasive neural mind control	Personal Concierge & Health Coach	Designed for real life, not just tasks

"Amazing! But how does it work?"

Great question! One we get all the time. It's simpler than you might think...

Movement occurs when a person's brain sends signals down their spinal cord and into nerves in the corresponding muscle. After limb loss, the nerves are still intact but don't have anything tangible to control. Using a state-of-the-art bracelet worn around the residual limb to capture and read signals from the wearer's healthy residual muscles, Atom Touch moves as intuitively as a natural limb—and even has a basic sense of touch...

Our never-before-shown prototype developments include an innovative "apparel-like" attachment system, cuff, and socket, all for the most natural look and feel on the market...

NOW THE IMPOSSIBLE
IS POSSIBLE

This revolutionary, mind-controlled bionic arm is able to mimic the intuitive movements of a natural limb. Individually dexterous fingers empower natural movement, and a simple thought is enough to make Atom Touch grasp, grip, push, pull, curl, wave, write, or type...

Atom Touch is the **only** prosthetic hand in the world that allows individual finger movement.



Individual finger control, never before possible.

The world has never seen a mind-controlled prosthetic limb before, because one has never been successfully created—until now. "Competitors" don't even come close to matching this unrivaled tech.

1,000+
WAITLIST MEMBERS



PEOPLE CAN'T
GET ENOUGH









[redacted]
I'm blown away. I've been armless for over 20 years and this is the first time I see something I'd actually wear.
[redacted]
Tyler Hayes I so badly want that! Looking forward to be able to hold my new grandson
Like · Reply · 2h
2

Demand for Atom grows every day

80% of waitlistees are "extremely interested"

DEMAND IS GROWING FAST

Disabilities rates are rising dramatically as the US population ages

% of U.S. adults with **self-care** disability
% of U.S. adults with **ambulatory** disability

Source: Statista, 2021

PHYSICAL DISABILITY IS AN $800B US MARKET

1 in 4

Americans live with a disability

47,000,00

Americans live with a physical disability

X

$17,431

Average Annual Disability Health Expenditures / Person

Source: CDC, 2021

WE HAVE A CLEAR & DIRECT PATH TO COMMERCIALIZATION

Q1 2021 - Q3 2021		Q4 2021 - Q4 2022		Q1 2023	Q3 2023
Proof of concept	Core leadership team built	Beta prototype testing & leasing	XVT process	FDA-cleared market launch	Global sales

WE'RE BRINGING SUBSCRIPTIONS TO A DINOSAUR INDUSTRY

$2B



Note: forward-looking financial projections cannot be guaranteed.

CUSTOMER JOURNEY FOR THE DIRECT-TO-CONSUMER ERA



Current prosthetic competitors sell only one device to a customer in their lifetime.

Not only that, they only sell those devices to 1 in 5 arm amputees — most arm amputees simply don't use a prosthetic because they're too expensive and can't do very much.

By making prosthetics dramatically more affordable, we're significantly expanding the market to the other 4/5 of arm amputees who couldn't afford a prosthetic previously.

And by making such an advanced artificial arm, it's not only affordable, but desirable... ultimately creating an opportunity for ongoing relationship with our customers.

Why this pricing model?

Atom's planned subscription plan (1) reduces upfront costs by 75% in Year 1 and (2) covers ongoing upgrades, repairs and replacements — creating recurring value for our customers.

WE'RE POISED FOR RAPID GROWTH

The world is taking notice. From being featured on Fast Company, Axios, Nasdaq, and more... Atom Limbs is making a BIG impression in tech, medical, and mainstream circles.

We're ending ~~physical disability~~.
Join us.

Downloads

Atom Limbs Investor Deck.pdf